GAMCO Investors, Inc.
 One Corporate Center
Rye, New York 10580

 November 13, 2017

VIA EDGAR AND ELECTRONIC MAIL
Eric Envall, Esq.
 Staff Attorney
United States Securities and Exchange Commission
 Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
 Washington, D.C. 20549

Re:	GAMCO Investors, Inc. Registration Statement on Form S-3
Filed November 7, 2017
 File No. 333-221394

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to November 16, 2017 at 4:00 p.m., New York time, or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GAMCO Investors, Inc.

By:  /s/Kevin Handwerker
Kevin Handwerker
General Counsel